Tabcorp
the bigger better game

1 February 2006

New Code strengthens Tabcorp's commitment to Responsible Gambling

Tabcorp today announced the release of its new Responsible Gambling Code of Practice, providing a coordinated approach to responsible gambling across the company.

The Tabcorp Responsible Gambling Code of Practice underpins Tabcorp's commitment to the responsible service of gambling to its customers. It is a substantially revised version of the original Code, issued in late 2001 and is the culmination of a comprehensive review of Tabcorp's existing Code and responsible gambling practices.

The Code sets common standards and requirements for employees within the Tabcorp group to follow in the responsible delivery of gambling products. It is the first time that Tabcorp has adopted a consistent approach to responsible gambling across the entire company.

Managing Director and Chief Executive Officer, Matthew Slatter, said: "The Code has been strengthened to make it more relevant to our customers and the Tabcorp group.

"The Code is a Tabcorp initiative above and beyond our requirements to government and regulatory bodies. It adds greater clarity and definition to the practices through which we will provide the highest standards of customer care.

The welfare of our customers, employees and the wider community is paramount to Tabcorp. The Tabcorp Responsible Gambling Code of Practice reflects this principle."

The key planks of the Tabcorp Responsible Gambling Code of Practice include:

- Providing information on Tabcorp's gambling products so customers can make informed decisions about their gambling practices;
- Underpinning the responsible delivery of Tabcorp's gambling products to facilitate the highest standards and consistency of customer care;
- Providing information on help available from support services and access to self-exclusion programs (where available), so individuals can seek assistance where they demonstrate a problem with gambling;
- Supporting and monitoring developments both locally and abroad in responsible problem gambling research, programs and initiatives; and
- Maintaining meaningful relationships with Tabcorp stakeholders in order to enhance Tabcorp's understanding of problem gambling – through ongoing consultation and liaison with community groups, governments, problem gambling counsellors, expert researchers, employees and industry groups.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp
the bigger better game

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Tabcorp Group Manager, Responsible Gambling, Rohan Martin, said the revision of the Code was the culmination of a 12-month consultation process involving Tabcorp employees, venues, outlets, government and community and welfare organisations. The review was conducted with the assistance of KPMG.

"New policy manuals in support of the Tabcorp Responsible Gambling Code of Practice have been developed and will be distributed across our networks and venues in the first half of 2006 to assist them in implementing the Code," Mr Martin said.

"It is vital, however, that the Code acts as another lever for Tabcorp to work closely with its venues, governments and the community to better understand and address problem gambling."

The Code will not replace existing industry codes that are in place in some state jurisdictions but is designed to complement them.

Tabcorp has established a Responsible Gambling Committee to administer the Code. The Committee will conduct an annual independent review of compliance with the code and report on its findings.

The Tabcorp Responsible Gambling Code of Practice enhances Tabcorp's commitment to responsible gambling. Tabcorp was recognised as a world leader in this area by the Dow Jones Sustainability Index in 2004.

For a complete copy of the Tabcorp Responsible Gambling Code of Practice, visit www.tabcorp.com.au.

For more information contact:
Elise Sullivan
Media Relations Manager, Victoria
Tel: (03) 9868 2326
Email: sullivane@tabcorp.com.au